EXHIBIT 12.2


                        PPL CORPORATION AND SUBSIDIARIES

 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                              (Millions of Dollars)

                                        12 MONTHS
                                          ENDED                       12 Months Ended
                                       SEPTEMBER 30,                    December 31,
                                       ------------- --------------------------------------------------------

                                            2000      1999 (b)   1998 (b)    1997 (b)   1996 (b)   1995 (b)
                                       ------------- ---------- ---------- ---------- ----------- -----------
Fixed charges, as defined:
  Interest on long-term debt ...........        $299       $233       $203       $196        $207       $213
  Interest on short-term debt
     and other interest ................          57         47         33         26          17         18
  Amortization of debt discount, expense
    and premium - net...................           5          4          2          2           2          2
  Interest on capital lease
    obligations
      Charged to expense ...............           6          9          8          9          13         15
      Capitalized ......................                      1          2          2           2          2
  Estimated interest component of
    operating rentals ..................          23         20         18         15           8          8
  Preferred stock dividend requirement..          31         30         31         33          47         50
                                       ------------- ---------- ---------- ---------- ----------- -----------

          Total fixed charges ..........        $421       $344       $297       $283        $296       $308
                                       ============= ========== ========== ========== =========== ===========

Earnings, as defined:
  Net income (a)........................        $509       $478       $379       $296        $329       $323
  Dividends on Preferred Stock..........          26         26         25         24          28         28
  Less undistributed income of
    equity method investments ..........          62         56          3        (25)          8
                                       ------------- ---------- ---------- ---------- ----------- -----------
                                                 473        448        401        345         349        351  Formula!

Add (Deduct):
  Income taxes .........................         296        174        259        238         253        286
  Amortization of capitalized interest
     on capital leases..................           2          2          2          2           4          5

  Total fixed charges as above (excluding
    (capitalized interest on capital lease
    obligations and preferred stock
    dividend requirement)...............         390        313        264        248         247        257
                                       ------------- ---------- ---------- ---------- ----------- -----------

          Total earnings ...............      $1,161       $937       $926       $833        $853       $899  Formula!
                                       ============= ========== ========== ========== =========== ===========

Ratio of earnings to fixed
  charges (b)...........................        2.76       2.72       3.12       2.94        2.88       2.92  Formula!
                                       ============= ========== ========== ========== =========== ===========

(a) 2000, 1999 and 1998 net income excluding extraordinary items.

(b) Ratio of earnings to fixed charges for years 1999 and prior were recalculated to give proper effect of undistributed earnings of equity method investments.